                                            Filed Pursuant to Rule 424(b)(3)
                                            Registration Statement No. 333-39721


                                   PROSPECTUS


                                     [LOGO]
                          WESTERN WIRELESS CORPORATION
              1,600,000 Class A Common Shares No Par Value Per Share


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        This Prospectus relates to up to 1,600,000 Class A Common Shares, no par value per share (the "Class A Common Shares") of WESTERN WIRELESS CORPORATION, a Washington corporation ("Western Wireless"), which may be offered from time to time by the selling shareholders named herein (the "Selling Shareholders"). Western Wireless will not receive any of the proceeds from the sale of the Class A Common Shares. Western Wireless will bear the costs relating to the registration of the Class A Common Shares estimated to be approximately $20,000.

        The Class A Common Shares are registered as a result of the merger of Minnesota Cellular Corporation, a Delaware Corporation, which is a wholly owned subsidiary of Western Wireless, with and into Triad Investment Minnesota, Inc., a Delaware corporation ("TIM") and related transactions (the "Merger"). Pursuant to the Merger, Western Wireless agreed to register the Class A Common Shares received by the Selling Shareholders in connection with the Merger.

        The Class A Common Shares are traded on the Nasdaq Stock Market under the symbol WWCA. The average of the high and low prices of the Class A Common Shares as reported on the Nasdaq Stock Market on November 24, 1997 was $17 7/8 per Class A Common Share.

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION,
           NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                          ADEQUACY OF THIS PROSPECTUS.
            ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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                The date of this Prospectus is November 25, 1997

All of the securities to be registered hereby are to be offered for the account of security holders.

                              AVAILABLE INFORMATION

        Western Wireless is subject to the reporting requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and files reports and other information with the Securities and Exchange Commission (the "Commission") in accordance therewith. Such reports, proxy statements, and other information filed by Western Wireless are available for inspection and copying at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at 7 World Trade Center, Suite 1300, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may be obtained by mail from the Public Reference Section of the Commission at 450 Fifth St., N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, including Western Wireless, that file electronically with the Commission. The Class A Common Shares are traded as "National Market Securities" on the Nasdaq National Market. Material filed by Western Wireless can be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

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                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        The following documents filed by Western Wireless with the Commission are incorporated by reference in this Prospectus:

        1. Western Wireless's Annual Report on Form 10-K for the year ended December 31, 1996.

        2. Western Wireless's Quarterly Report on Form 10-Q for the period ended September 30, 1997.

        3. Western Wireless's Quarterly Report on Form 10-Q for the period ended June 30, 1997.

        4. Western Wireless's Quarterly Report on Form 10-Q for the period ended March 31, 1997.

        5. Western Wireless's Report on Form 8-K dated October 14, 1997.

        6. Western Wireless's Report on Form 8-K dated June 19, 1997.

        7. Western Wireless's Proxy Statement dated April 25, 1997.

        8. The description of the Class A Common Stock and the Class B Common Stock of Western Wireless which is contained in the registration statement of Western Wireless filed on Form S-1, Registration No. 2342, dated May 22, 1996.

        All documents filed by Western Wireless pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Class A Common Shares offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof.

        Western Wireless hereby undertakes to provide without charge to each person to whom this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any and all of the foregoing documents incorporated herein by reference (other than exhibits to such documents which are not specifically incorporated by reference into the information that this Prospectus incorporates). Written or telephone requests should be directed to Investor Relations Department, Western Wireless Corporation, 2001 NW Sammamish Road, Issaquah, Washington, 98027; telephone number (425) 313-5200.

        No dealer, salesman, or any other person has been authorized to give any information or to make any representation not contained in this Prospectus, and, if given or made, such information and representation must not be relied upon as having been authorized by Western Wireless. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any state to any person to whom it is unlawful to make such offer in such state. Neither the delivery of this Prospectus nor any sales made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Western Wireless since the date hereof.

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        This Prospectus constitutes a part of a Registration Statement which Western Wireless has filed with the Commission under the 1933 Act, with respect to the Class A Common Shares. This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and related Exhibits thereto for further information with respect to Western Wireless and the securities offered hereby. Such additional information can be obtained from the Commission's office in Washington, D.C. Any statements contained herein concerning the provisions of any documents are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                                   THE COMPANY

        Western Wireless Corporation (the "Company") provides wireless communications services in the western United States. The Company owns cellular and PCS licenses for a geographic area covering approximately 59% of the continental United States. In its cellular and PCS markets, the Company served a combined 527,300 subscribers at September 30, 1997.

        The Company holds 87 cellular licenses and owns and operates cellular communications systems in 16 Metropolitan Statistical Areas ("MSAs") and 71 Rural Service Areas ("RSAs") covering an aggregate population of approximately
7.0 million persons. The RSAs include 12 markets acquired through the Company's October, 1997 acquisition of certain assets of Triad Cellular Corporation and affiliates (the "Triad Acquisition"). In excess of 55,000 cellular subscribers were added as a result of the Triad Acquisition. In its cellular markets, the Company uses the CELLULAR ONE (R) brand name.

        The Company holds 115 broadband personal communications services ("PCS") licenses and operates PCS communications systems in seven Major Trading Areas ("MTAs") covering an aggregate population of approximately 19.5 million persons. During the first three quarters of 1997, the Company obtained 100 of its broadband PCS licenses for Basic Trading Areas ("BTAs") in the Federal Communication Commission's ("FCC") D and E Block auctions and acquired an additional 8 PCS Licenses for BTAs through the Triad Acquisition. The Company has not yet commenced operations in any of such BTA markets. Cook Inlet Western Wireless PV/SS PCS, LP ("Cook Inlet PCS"), a partnership in which the Company holds a 49.9% limited partnership interest, owns broadband PCS licenses in 21 Basic Trading Areas ("BTAs") including 7 that were acquired in the FCC F Block auction during the first quarter of 1997. Cook Inlet PCS initiated service in the Tulsa, Oklahoma BTA in June 1997. In its PCS markets, the Company uses the internationally-proven Global System for Mobile Communications ("GSM") technology as the network standard and operates under its proprietary VoiceStream(R) brand name.

        Western Wireless is a Washington corporation and its principal executive offices are located at 2001 NW Sammamish Road, Issaquah, Washington, 98027; telephone number (425) 313-5200.

                                 USE OF PROCEEDS

        Western Wireless will not receive any proceeds from the sale of the Class A Common Shares offered hereby; nor will such proceeds be available for Western Wireless's use or benefit.

                              SELLING SHAREHOLDERS

        All of the Class A Common Shares described in this Prospectus will be owned immediately after registration by the individuals and entities listed below. All of the shares offered below were acquired in connection with the Merger. None of the Selling Shareholders has a material relationship with Western Wireless. Information relating to percentage beneficially owned prior to and following the offering is based on an aggregate of 71,667,014 shares of Class A Common Stock and Class B Common Stock outstanding.

                                                 Western Wireless
                                                Shares Beneficially
                                              Owned Prior to Offering                            Western Wireless
Name of Selling     Shares to be Received   including Shares Received in    Shares Which May    Shares Beneficially
Shareholders (1)      in Connection with      Connection with Merger           be Offered        Owned After Sales
----------------         the Merger             Number       Percentage        ----------      Number      Percentage
                         ----------             ------       ----------                        ------      ----------
Media/Communications      1,242,784          2,893,041(3)        4.0%        1,242,784        1,650,257        2.3%
Partners II
Limited Partnership

Media/Communications         42,176            122,355(4)        (2)            42,176           80,179        (2)
Investors
Limited Partnership

Barry B. Lewis              179,363            250,663           (2)           179,363           71,300        (2)

Craig W. Viehwig            119,610            119,610           (2)           119,610                0        (2)

Terry E. Purvis              16,067             16,067           (2)            16,067                0        (2)
                          ---------          ---------                       ---------
        TOTAL                                                                1,600,000

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(1) None of the Selling Shareholders held any office with Western Wireless during the last three years.

(2) Less than 1%.

(3) Shares held prior to offering include 1,026,869 shares of Class B Common Stock, none of which is offered hereby.

(4) Shares held prior to offering include 48,576 shares of Class B Common Stock, none of which is offered hereby.

                              PLAN OF DISTRIBUTION

        Western Wireless has been advised by each Selling Shareholder that each Selling Shareholder expects to offer his, her or its Class A Common Shares to or through brokers and dealers and underwriters to be selected by the Selling Shareholder from time to time. In addition, the Class A Common Shares may be offered for sale through the Nasdaq Stock Market, in the over-the-counter market, through a market maker, in one or more private transactions, or a combination of such methods of sale, at prices and on terms then prevailing, at prices related to such prices, or at negotiated prices. Each Selling Shareholder may pledge all or a portion of the Class A Common Shares owned by him, her or it as collateral in loan transactions. Upon default by any such Selling Shareholder, the pledgee in such loan transaction would have the same rights of sale as such Selling Shareholder under this Prospectus. Each Selling Shareholder also may enter into exchange traded listed option transactions which require the delivery of the Class A Common Shares listed hereunder. Each Selling Shareholder may also transfer Class A Common Shares owned by him, her or it in other ways not involving market makers or established trading markets, including directly by gift, distribution, or other transfer without consideration, and upon any such transfer the transferee would have the same rights of sale as such Selling Shareholder under this Prospectus. In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 of the Securities Act of 1933, as amended (the "1933 Act"), may be sold under Rule 144 rather than pursuant to this Prospectus. Finally, each Selling Shareholder and any brokers and dealers through whom sales of the Class A Common Shares are made may be deemed to be

"underwriters" within the meaning of the 1933 Act, and the commissions or discounts and other compensation paid to such persons may be regarded as underwriters' compensation.

                                  LEGAL MATTERS

        The validity of the Class A Common Shares offered hereby will be passed upon for Western Wireless by Preston Gates & Ellis LLP, 5000 Columbia Center, 701 Fifth Avenue, Seattle, Washington 98104. As of the date hereof, attorneys in Preston Gates & Ellis LLP who have worked on substantive matters for Western Wireless own less than 50,000 Class A Common Shares.

                                     EXPERTS

        The financial statements and schedules incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance of said firm as experts in giving said reports.